Exhibit 2.6

Cemig GT – 5th Issue of Promissory Notes – Summary

Fifth issue of Promissory Notes – in a single series.

Issue Date: June 27, 2014

Maturity: June 22, 2015

Number of debentures: 140

Total amount: R$1.40 billion

Restrictions on trading: Yes

Nature of restriction: The Notes may be traded in regulated securities markets only after more than 90 days from the date of their subscription or acquisition by Qualified Investors.

Convertibility: Non-convertible.

Redemption options: Yes

Redemptions conditions and calculation: The Notes may be redeemed 30 or more calendar days after the issue date, at the exclusive option of the Issuer, for the Nominal Unit Value plus the Remuneration up to the date of the early redemption, without payment of any premium.

Characteristics of the securities: The issue has the following main characteristics:

Monetary updating: None.

(ii)	Remuneratory Interest: 106.85% of the DI rate, annual basis;

(iii)	Payment of the remuneratory interest: On the maturity date.

(iv)	Amortization: In a single installment, on the Maturity Date.

(v)	Guarantee: Surety guarantee from Companhia Energética de Minas Gerais – Cemig.

(vi)	Early maturity events:

(a)	decree of bankruptcy, dissolution and/or liquidation of the Issuer and/or the Guarantor, or application for judicial recovery or out-of-court reorganization or bankruptcy formulated by the Issuer and/or by the Guarantor, or any analogous event that characterizes a state of insolvency of the Issuer and/or the Guarantor, including an agreement with creditors, in accordance with the applicable legislation;

(b)	non-compliance by the Issuer and/or the Guarantor with any pecuniary obligation arising from the Notes;

(c)	non-compliance by the Issuer and/or by the Guarantor, as the case may be, with any non-pecuniary obligation specified on the physical Note, not cured within 30 (thirty) calendar days from the date on which the written notice sent by the Agent for the Notes is received;

(d)	legitimate and reiterated protest proceedings on securities against the Issuer and/or the Guarantor, the unpaid value of which, individually or in aggregate, is more than R$50,000,000.00 (fifty million Reais) or its equivalent in other currencies, unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer and/or the Guarantor, as applicable, or if cancelled or validly contested in court, in any event within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due;

(e)	early maturity of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than R$50,000,000.00 (fifty million Reais) or its equivalent in other currencies;

(f)	change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, unless this takes place by order of a court, without the prior consent of holders of Notes representing at least 75% (seventy five per cent) of the Notes in Circulation;

(g)	merger, including absorption of shares, of the Company and/or of the Guarantor by another company, or split or merger of the Company and/or of the Guarantor, other than by order of a Court or by regulatory requirement, or provided that it does not cause a change of the rating of the issuer and/or the Guarantor that existed on the Issue Date;

(h)	privatization of the Company and/or the Guarantor;

(i)	termination, for any reason, of any concession contract held by the Issuer and /or by the Guarantor that represents an adverse material impact on the Issuer’s and/or the Guarantor’s payment capacity; or

(j)	unjustified default by the Issuer and/or by the Guarantor, or absence of legal and/or court measures required for the non-payment of any debt or any obligation to pay, under any agreement to which it is a party as borrower or guarantor, the value of which, individually or in aggregate, is greater than R$50,000,000.00 (fifty million Reais) or its equivalent in other currencies;

(k)	assignment, promise or any form of transfer or promise of transfer to third parties, in whole or in part, by the Issuer and/or by the Guarantor, of any of its/their obligations under the Notes, without prior written consent of holders of Notes representing at least 75% (seventy five per cent) of the Notes in Circulation;

(l)	in the event that the company does not use the net proceeds from the Issue;

(m)	in the event of the printed Notes and/or the Notes being invalid, null or unenforceable; or

(n)	challenge of the Notes in the courts by any third party, in relation to which the Issuer and/or the Guarantor has not taken the necessary measures to contest the effects of said challenge within thirty calendar days from the date on which the Company and/or the Guarantor became aware of such challenge being filed with the Courts.

Conditions for alteration of the rights carried by these securities: The General Meeting of holders of the Notes may be called by the Company, by the CVM or by holders of Notes representing at least 10% (ten per cent) of the Notes offered. In the decision of the General Meeting of Note Holders, each Note shall carry one vote, and Holders may appointment a proxy, who may be a non-holder of a Note. Decisions shall be by holders of Notes representing at least 50% (fifty per cent) of the Notes in circulation, with the exception that alterations in the rules related to the General Meetings specified on the printed Note shall require approval by holders of Notes representing at least 75% (seventy five per cent) of the Notes in circulation and must be approved by the Company. Further, changes in the conditions of remuneration, or in the periods of maturity, or in the conditions of the surety guarantee and/or the early maturity events must be approved by holders of Notes representing at least 90% of the Notes in circulation.

Other material characteristics: Mandated bank: Banco Bradesco S.A.

Use of proceeds: The net proceeds from the issue of the Notes will be allocated to payment of debt, acquisition of equity holdings and replenishment of cash for acquisitions of equity holdings made in the year.